Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Niu Technologies Group Limited	Hong Kong
Beijing Niudian Information Technology Co., Ltd.	PRC
Shanghai Niudian Trading Co., Ltd.	PRC

Consolidated Affiliated Entity	Place of Incorporation

Beijing Niudian Technology Co., Ltd.	PRC

Subsidiaries of Consolidated Affiliated Entity	Place of Incorporation

Jiangsu Xiaoniu Diandong Technology Co., Ltd.	PRC
Shanghai Xiaoniu Internet Technology Co., Ltd.	PRC
Changzhou Niudian International Trading Technology Co., Ltd.	PRC